SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 2
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                           CENTURY PROPERTIES FUND XIX
                            (Name of Subject Company)

 ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; MACKENZIE SPECIFIED
     INCOME FUND; MP FALCON FUND, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.; MPF DEWAAY PREMIER FUND 2 LLC; MP INCOME FUND 20, LLC;
      MP VALUE FUND 7, LLC; MPF SPECIAL FUND 8; MPF ACQUISITION CO 3, LLC;
      MORAGA GOLD, LLC; STEVEN GOLD; MPF-NY 2005, LLC; MACKENZIE PATTERSON
                        FULLER, INC.; AND C.E. PATTERSON
                                    (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                               Copy to:
Christine Simpson                              Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.               MacKenzie Patterson Fuller, Inc.
1640 School Street                             1640 School Street
Moraga, California  94556                      Moraga, California  94556
(925) 631-9100 ext.224                         (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

        Transaction                                             Amount of
        Valuation*                                              Filing Fee

        $5,000,100.00                                           $588.51

* For purposes of calculating the filing fee only. Assumes the purchase of 16,667 Units at a purchase price equal to $300.00 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $588.51
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, Inc.
         Date Filed:  March 24, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

The Schedule TO filed as of March 24, 2005 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; MACKENZIE SPECIFIED INCOME FUND; MP FALCON FUND, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.; MPF DEWAAY PREMIER FUND 2 LLC; MP INCOME FUND 20, LLC; MP VALUE FUND 7, LLC; MPF SPECIAL FUND 8; MPF ACQUISITION CO 3, LLC; MORAGA GOLD, LLC; STEVEN GOLD; MPF-NY 2005, LLC; and MACKENZIE PATTERSON FULLER, INC. (collectively the "Purchasers") to purchase up to 16,667 Units of limited partnership interest (the "Units") in CENTURY PROPERTIES FUND XIX (the "Partnership"), the subject company, at a purchase price equal to $300.00 per Unit, less the amount of any distributions declared or made with respect to the Units between March 24, 2005 (the "Offer Date") and May 23, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 24, 2005 (the "Offer to Purchase") and the related Letter of Transmittal. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 876 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 876 Units, or approximately 1% of the total outstanding Units. These Units were allocated among the Purchasers as follows: MPF-NY 2005, 175 units; MP Income Fund 20, LLC, 250 Units, MPF DeWaay Premier Fund 2, LLC, 451 Units.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 2, 2005

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.;
MACKENZIE SPECIFIED INCOME FUND
MP FALCON FUND, LLC
ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.;
MPF DEWAAY PREMIER FUND 2 LLC
MP INCOME FUND 20, LLC
MP VALUE FUND 7, LLC
MPF SPECIAL FUND 8
MPF ACQUISITION CO 3, LLC
MORAGA GOLD, LLC
MPF-NY 2005, LLC
MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Chip Patterson
         -----------------------------------
         Chip Patterson, Vice President of Manager or
         General Partner of each of the above filing persons

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Chip Patterson
         -----------------------------------
         Chip Patterson, Vice President

C.E. PATTERSON

/s/ C.E. Patterson
-----------------------------------

STEVEN GOLD

/s/ Steven Gold
-----------------------------------